Exhibit 99.1

Richmont Mines Reports Another Record Quarter at Island Gold with a
147% Increase in Production and a 52% Reduction in Cash Costs

TORONTO, Ontario, Canada, April 12, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), reports that the Island Gold Mine delivered another record quarter of operational results that contributed to a strong consolidated first quarter production of 32,369 gold ounces and cash costs of $806 per ounce (US$587 per ounce). (All amounts are in Canadian dollars unless otherwise indicated).

HIGHLIGHTS FOR THE FIRST QUARTER INCLUDE:

  During the first quarter, Island Gold produced 26,589 ounces of gold (26,031 ounces sold), an increase of 147% over the same period in 2015 and an 87% increase over the prior quarter.
  Increased production for the quarter was positively impacted by higher than expected reconciled grades of 11.31 g/t milled and record mill throughput of 834 tonnes per day. Company-wide production was 32,369 ounces of gold (32,239 ounces sold), a 25% increase over the prior year period and 45% over the prior quarter.

  Cash costs for the quarter at Island Gold were $674 per ounce (US$491 per ounce), a 52% decrease over the prior year period and a 34% decrease over the prior quarter. Company-wide cash costs for the quarter were $806 per ounce (US$587 per ounce), a decrease of 18% over the prior year period and a 22% decrease over the prior quarter.

  First quarter revenues were a record $52.6 million at an average realized gold price of $1,629 per ounce (US$1,186 per ounce).

  Richmont maintained its cash balance of approximately $61 million (US$45 million) as at the end of the quarter, despite an $8.7 million reduction in Accounts Payable balances during the quarter.

Production Highlights

		Q4 14	Q1 15	Q2 15	Q3 15	Q4 15	Q1 16	2016 Guidance
Gold Produced (oz)
	Island Gold Mine	8,974	10,764	14,997	15,076	14,203(1)	26,589	62,000-67,000
	Beaufor Mine	6,633	7,963(2)	7,082	5,714	5,652	4,615	25,000-30,000
	Monique Mine	7,324	7,132	4,235	2,688	2,525	1,165(3)	-
Total Produced (oz)		22,931	25,859	26,314	23,478	22,380	32,369	87,000-97,000
(1)	Fourth quarter production includes a 3 week underground mine shutdown.
(2)	Production includes 1,624 ounces from the milling of slag accumulated at the Camflo Mill.
(3)	Processing of the stockpile pad at the Monique Mine was completed at the end of January 2016.

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Cash Cost Highlights

	Q4 14	Q1 15	Q2 15	Q3 15	Q4 15	Q1 16	2016 Guidance(2)
Cash Costs (C$)(1)
Island Gold Mine	$1,307	$1,414	$954	$890	$1,026	$674	$900-$960
Beaufor Mine	$935	$905	$1,062	$974	$1,084	$1,398	$1,000-$1,060
Monique Mine	$586	$521	$914	$1,005	$977	$1,185	-
Total Cash Costs (C$)(1)	$981	$979	$974	$926	$1,034	$806	$930-$1,000
Cash Costs (US$)(1)
Island Gold Mine	$1,151	$1,139	$776	$680	$768	$491	$660-$705
Beaufor Mine	$823	$730	$864	$744	$812	$1,018	$735-$780
Monique Mine	$516	$420	$743	$768	$731	$863	-
Total Cash Costs (US$)(1)	$864	$789	$792	$707	$774	$587	$680-$730
(1)	Refer to the Non-GAAP measures that is contained in the Annual MD&A.
(2)	2016 guidance assumes a foreign exchange rate of 1.364 Canadian dollars to the US dollar.

Operational Highlights

	Q4 14	Q1 15	Q2 15	Q3 15	Q4 15	Q1 16
Island Gold Mine
Underground tpd	399	552	759	669	657(1)	853
Mill tpd	507	487	787	722	656(2)	834
Mill head grade (g/t)	6.28	7.87	6.73	7.27	7.62	11.31
Recoveries (%)	95.3	97.2	96.8	97.1	96.0	96.3
Beaufor Mine
Underground tpd	327	367	360	338	306	323
Mill head grade (g/t)	6.96	8.44(3)	6.05	5.93	6.30	4.96
Recoveries (%)	98.1	98.6	98.6	98.6	98.4	98.7
(1)	Fourth quarter underground productivity includes a 3 week mine shutdown.
(2)	Fourth quarter mill productivity includes a 2 week mill shutdown.
(3)	Production includes 1,624 ounces from the milling of slag accumulated at the Camflo Mill.

“We are pleased to report another record quarter, which was driven by higher grades and improving productivity from the Island Gold Mine. As we continue to better understand this asset at depth, we are increasingly confident that there remains significant potential for expansion.” stated Renaud Adams, President and CEO. “During the quarter, we remained diligent in our focus to strategically leverage our Canadian dollar exposure in order to cost effectively advance our capital allocation requirements. As a result, we preserved our cash position quarter-over-quarter, while fully funding our strategic capital investment requirements at Island Gold and reducing our short term accounts payable balance. We are currently reviewing the remaining 2016 mine plan, which includes development and stope mining in lower-grade zones and a 3 week mill shutdown in the second half of the year at Island Gold for a planned electrical upgrade, as previously disclosed in the February 11, 2016 press release.”

Island Gold Highlights

  Production from the Island Gold Mine was a record 26,589 ounces of gold (26,031 ounces sold), an increase of 147% over the same period in 2015 and an 87% increase over the prior quarter.

  Higher production for the quarter was positively impacted by higher than expected grades of 11.31 g/t milled and record mill throughput of 834 tonnes per day. The higher grade realized in the quarter was primarily the result of a strategic decision to increase the ratio of higher cost ore development in the higher grade second mining horizon (55% versus a planned 40%) in order to best leverage our Canadian dollar exposure, as well as a positive grade reconciliation (mined vs. reserves) of 44%.
  The forward looking 2016 mine plan continues to forecast development and stope mining in lower-

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  grade zones at reserve grade levels with a ratio of higher-cost ore development reverting back to the planned 40%.

  Cash costs for the quarter were $674 per ounce (US$491 per ounce), significantly below guidance estimates and a 52% decrease over the prior year period and a 34% decrease over the prior quarter.

  Underground productivity for the quarter averaged 853 tonnes per day. The development of the main ramp continues as planned reaching a vertical depth of 770 metres at quarter end.

  Record mill throughput of 834 tonnes per day during the quarter, with average recoveries of 96.3%. As previously disclosed, a 3-week electrical upgrade is scheduled to be completed in July 2016.

  Updates on the Island Gold exploration drilling program continue to demonstrate the significant potential to grow production and increase mine life both laterally above the 860 metre level, which could support an upgrade to 1,150 tonnes per day, as well as the vertical extension below the 1,000 metre level. One additional directional drill (for a total of 4 drills) has been added to support the deep exploration program below 1,000 metre level but also to expand the drilling program in order to test the structure to the west of the current target between the 1,000 metre and 1,500 metre levels. It is expected that the previously announced exploration drilling program will be completed by June 2016, at which time the Corporation will review all drilling results and subsequently provide an update on additional drilling programs planned for the second half of the year.

Beaufor Highlights

  Production for the quarter was 4,615 ounces (5,037 ounces sold), a 42% decrease over the prior year period and an 18% decrease over the prior quarter, primarily as a result of lower than expected grades mined in Zones M-MF and 12. Production in the first quarter of 2015 included 1,624 ounces of gold that was processed by the milling of slag at the Camflo Mill.

  Cash costs for the quarter were $1,398 per ounce (US$1,018 per ounce), a 54% increase over the prior year period and 29% higher than the prior quarter. Cash costs are expected to decrease as stope mining in the Q Zone begins in the second half of the year.

  Underground productivity at the Beaufor Mine averaged 323 tonnes per day, in-line with planned levels.

  Development of the Q Zone advanced as planned during the quarter and the mineralized structure was reached in late March 2016. Development in ore was initiated before quarter end, with stope mining planned for the second half of the year.

Monique Highlights

  Production for the quarter was 1,165 ounces (1,171 ounces sold). A decision was made to process the stockpile pad and a total of 16,063 tonnes at an average grade of 2.31 g/t were processed in January.

  Cash costs for the quarter were $1,185 per ounce (US$863 per ounce), including approximately $715 per ounce (US$521 per ounce) of non-cash charges that were incurred in 2014 but are accounted for in 2016.

Corporate Highlights

  On February 9, 2016, Richmont announced a 187% increase in Mineral Reserves and Resources as of December 31, 2015, including a 206% increase in Mineral Reserves at the cornerstone Island Gold Mine to 561,700 gold ounces (net of depletion) and a 95% increase in Mineral Reserves at the Beaufor Mine to 63,850 gold ounces (net of depletion).

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  On February 11, 2016, Richmont announced its 2016 operational outlook, which estimates another record year at the Island Gold Mine that includes a potential production increase of up to 22% and a decrease in All-In Sustaining Costs.

  On February 24, 2016, Richmont announced the appointment of Mr. Peter Barnes to the Corporation’s Board of Directors effective immediately. Mr. Barnes will serve as an independent member of the Richmont Board, and will join the Audit and the HR and Compensation Committees.

  On February 25, 2016, Richmont provided an update on the previously announced Island Gold exploration drilling program, which continues to demonstrate the significant potential of the Island Gold Mine.

Upcoming News

  Exploration update (late April / early May)

  Q1 2016 Financial Results (May 12)

  Annual General Meeting of Shareholders (May 12)

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

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Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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